SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                             For October 2, 2002


                          Andina Bottling Company
                  -------------------------------------------
                 (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                                 Las Condes
                                  Santiago
                                   Chile
                               --------------
                   (Address of principal executive offices)


                         Form 20-F [X] Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes [_] No [X]


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                           Embotelladora Andina S.A.

                                                             www.koandina.com

FOR IMMEDIATE DISTRIBUTION

CONTACTS IN SANTIAGO, CHILE                  CONTACT IN NEW YORK, U.S.A.
EMBOTELLLADORA ANDINA S.A.                   I-ADVIZE CORPORATE COMMUNICATIONS
Andres Olivos, Chief Financial Officer       Maria Barona/Melanie Carpenter
Sofia Chellew, Head of Investor Relations    212-406-3690
(56-2) 338-0520                              mbarona@i-advize.com
inv.rel@koandina.com

    ANDINA ANNOUNCES RESIGNATION OF ANDRES OLIVOS, CHIEF FINANCIAL OFFICER

               Osvaldo Garay, Controller, will be his successor

(Santiago, Chile, August 29, 2002)-- Embotelladora Andina S.A. (NYSE: AKO/A; AKO/B) announced today that Mr. Andres Olivos has presented his resignation as Chief Financial Officer of the Company, after 11 years of outstanding performance.

Mr. Olivos will be succeeded by Mr. Osvaldo Garay, currently the Controller of the Company and who will officially assume both positions on October 31, 2002.

After joining the Company in 1992 as Finance Manager, Andres Olivos went on to serve as Chief Financial Officer throughout the Company's initial expansion and listing in the NYSE. The Company's Chief Executive Officer, Mr. Jaime Garcia stated, "Although we sincerely regret Andres' decision, we wish him well in his future endeavors. His commitment and keen business insight have been an invaluable contribution towards establishing Andina's solid reputation in the capital markets. I am certain that this new stage for Andres will be the continuance of a successful career in any activity or responsibility he wishes to undertake."

Additionally, Mr. Andres Olivos said, "To leave Andina is undoubtedly one of the most difficult decisions I have made during my career, because I leave behind a great group of people and a leading company in the region, in pursuit of my professional development."

Mr. Osvaldo Garay has vast experience in the financial field in local and foreign companies in which he has lead acquisitions, restructuring and joint venture deals. Since 1997, during his tenure at Andina, he lead the modernization of information systems process, controlling and internal audit for the three countries in which Andina develops its operations.

Mr. Garcia also stated, "We are confident that Osvaldo will continue building on Andres' leadership and that his strong financial background and knowledge of the Company will be instrumental in achieving our financial goals and creating value for our shareholders."

Andina, based in Santiago, Chile, is one of the largest bottlers of Coca-Cola products in the region. It has produced and distributed soft drinks and juices in Chile for over 50 years, and expanded its presence to Brazil in 1994 and to Argentina in 1995 and 1996.

                        _____________________________

This release may contain forward-looking statements, reflecting management's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in

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the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with the relevant regulatory institutions.